(d)(2)(i)

May 1, 2014

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

ING Investments, LLC (now known as Voya Investments, LLC, “Voya Investments”) and ING Investment Management Co. LLC (now known as Voya Investment Management Co. LLC, “Voya IM”) are parties to a Sub-Advisory Agreement dated May 7, 2013, as amended (the “Agreement”), and pursuant to the Agreement, Voya Investments has agreed to pay Voya IM an annual sub-advisory fee of 0.27% as a percentage of average daily net assets of ING Australia Index Portfolio (now known as Voya Australia Index Portfolio, the “Portfolio”). By this letter dated May 1, 2014, Voya IM voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive as follows:

Voya IM will waive 0.1125% of the sub-advisory fee payable by Voya Investments for a period from May 1, 2014 through and including May 1, 2015 for the Portfolio, as indicated in the net sub-advisory fee rate reflected in the schedule set out below.

	Annual Sub-Advisory Fee

Series	Gross	Waiver	Net

Voya Australia Index Portfolio	0.27%	0.1125%	0.1575%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Variable Portfolios, Inc.

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May 1, 2014

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

By:	/s/ Christopher Kurtz
Christopher Kurtz Vice President, Finance Voya Investment Management Co. LLC

ACCEPTED AND AGREED TO:

Voya Investments, LLC

By:	/s/ Todd Modic
Todd Modic Senior Vice President